UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007.

Commission File Number 001-33060

DANAOS CORPORATION

 (Translation of registrant’s name into English)

14 Akti Kondyli, 185 45 Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This report on Form 6-K/A is hereby incorporated by reference into (i) the Company’s Registration Statement on Form F-3 (Reg. No. 333-147099) filed with the SEC on November 2, 2007 and (ii) the Company’s Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein.

EXPLANATORY NOTE

This Report on Form 6-K/A amends the Report on Form 6-K deemed furnished to the Securities and Exchange Commission on November 2, 2007 with respect to Danaos Corporation's unaudited interim consolidated financial information for the nine months ended September 30, 2007 (the “Original Filing”).  The information set forth in this Form 6-K/A and the exhibits hereto supersedes and replaces the information set forth in the Original Filing.

EXHIBIT INDEX

99.1	Operating and Financial Review and Prospects and Consolidated Financial Statements (Unaudited) for the Three and Nine Months Ended September 30, 2007

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 4, 2007

DANAOS CORPORATION

By:	/s/ Dimitri J. Andritsoyiannis
Name: Dimitri J. Andritsoyiannis
Title: Vice President & CFO